Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON AUGUST 1st, 2011

DATE, TIME AND PLACE:   On August 1st, 2011, at 5:00 p.m., at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal - Piso Itaú Unibanco, in the city and state of São Paulo.

CHAIR:   Pedro Moreira Salles.

QUORUM:   The majority of the elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Following due examination of the account statements for the period from January to June of 2011, the Directors decided “ad referendum” of the General Stockholders Meeting, pursuant to sub-item 13.2 of the Corporate Bylaws:

a)
to declare interest on capital complementary to the dividends paid on a monthly basis during the first half of 2011 and set against the mandatory dividend for the fiscal year 2011, in the amount of R$ 0.2706 per share, less 15% income tax at source, resulting in net interest of R$ 0.23001 per share, with the exception of legal entity stockholders demonstrating immunity or exemption from such tax;

b)	to pay this complementary interest on capital on August 22 2011, based on the closing stockholding position as of August 9 2011.

CONCLUSION: The agenda having been concluded and no further matters being raised by the floor, the meeting was declared closed and these minutes were drafted, read, approved and signed by all. São Paulo (SP), August 1st, 2011. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice-Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Francisco Eduardo de Almeida Pinto, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Israel Vainboim, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer